glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 7772200
Facsimile +353 56 7772222
www.glanbia.com

By DHL

3 September 2009

United States Securities and Exchange Commission,
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

Issuer: Glanbia plc
File No. 82-4734
Application for amendment to Rule 12g3-2(b) – Electronic Filing

Dear Sirs,

Glanbia plc wishes to advise that the website which will be used for future electronic filing of required disclosure documents under 12g3-2(b) is as follows:

www.glanbia.com

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,

Michael Horan
Group Secretary

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